Leonard E. Neilson
A PROFESSIONAL CORPORATION

LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LNeilsonLaw@aol.com

November 17, 2014

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Joanna Lam
100 F Street, NE
Washington, D.C. 20549-7010

Re:	Canyon Gold Corp.
File No.	000-54851
SEC comment letter dated October 16, 2014
Request for extension of time to file response

Dear Ms. Lam:

This letter is a further response to your October 16, 2014 comment letter to Canyon Gold Corp. (“Canyon Gold”) concerning its Form 10-K for the year ended April 30, 2014 and Form 10-Q for the quarter ended July 31, 2014.  In my letter to you on October 29, 2014, we requested additional time to compile the necessary information and documents to adequately respond to your comment letter and file the subject reports. However, as of today we are not quite prepared to file the requisite reports and response to your letter

Accordingly, we hereby respectfully requests that Canyon Gold be given an additional six (6) business days to complete and file its response.  If you have any questions or wish to discuss this matter further, please contact the undersigned at your convenience.

Sincerely,

/s/ Leonard E. Neilson

Leonard E. Neilson Attorney at Law